

June 22, 2015

<u>Via E-mail</u>
Petros Pappas
Chief Executive Officer
Star Bulk Carriers Corp.
40 Agiou Konstantinou Street
Maroussi 15124
Athens
Greece

>   **Re: Star Bulk Carriers Corp.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2014**
>   **Filed April 8, 2015**
>   **File No. 1-33869**

Dear Mr. Pappas:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Risk Factors, page 7</u>
<u>Our vessels may call on ports subject to economic sanctions…, page 16</u>

1. You disclose that from time to time, on charterer's instructions, your vessels may call on ports located in Syria and Sudan. As you indicate, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your July 8, 2011 letter to us, whether through subsidiaries, affiliates, charterers, or other direct or indirect arrangements. You should describe any products, components, technologies or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

In this regard, you disclose that institutional investors may have policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism, and that the determination by these investors not to invest in, or to divest from, your common stock may adversely affect the price at which your common stock trades. Please clarify for us whether you anticipate entering into contracts with U.S.-designated state sponsors of terrorism and, if so, describe for us the types of contracts you may enter into.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Anne Parker
        Assistant Director
        Division of Corporation Finance